UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company") containing the Company's earnings release for the second quarter of 2010.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-164007) declared effective on March 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: August 13, 2010	By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman and Chief Executive Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $13.4 million and earnings per share of $0.79 for the second quarter of 2010.
•	Knightsbridge reports net income of $23.7 million and earnings per share of $1.39 for the six months ended June 30, 2010.
•	Knightsbridge announces a cash dividend of $0.50 per share for the second quarter of 2010.
•	Knightsbridge purchased the Capesize vessel, M/V Golden Future from Golden Ocean for a price of $72 million and took delivery in July.
•	Knightsbridge refinances existing debt of $58.24 million and arranges new bank debt of $47.5 million to partially fund the purchase of M/V Golden Future.

SECOND QUARTER 2010 AND SIX MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $13.4 million and earnings per share of $0.79 for the second quarter of 2010. The average daily time charter equivalents ("TCEs") earned by the Company's three VLCCs on time charter and two Capesize vessels were $49,800 and $45,500, respectively, compared with $35,500 and $45,500 in the preceding quarter. M/T Camden commenced at the beginning of the quarter a 30 month bareboat charter at a rate which is deemed to be equivalent to $32,000 per day on a time charter basis. Revenues and net income increased mainly due to the M/T Camden, and a demurrage claim by the M/T Mayfair of $1.4 million.

The net increase in cash and cash equivalents in the quarter was $1.4 million. The Company generated cash from operating activities of $16.7 million, used $3.5 million to repay loan facilities, increased restricted cash by $5.0 million and paid a dividend of $6.8 million. In August 2010, the Company has average cash breakeven rates for its VLCCs and Capesize vessels of approximately $16,400 and $14,200 per vessel per day, respectively.

For the six months ended June 30, 2010 the Company reports net income of $23.7 million and earnings per share of $1.39. The average daily TCEs for the Company's VLCCs on time charter and two Capesize vessels for the six months ended June 30, 2010 were $41,800 and $45,500 respectively.

On August 11, 2010, the Board declared a dividend of $0.50 per share. The record date for the dividend is August 24, 2010, ex dividend date is August 20, 2010 and the dividend will be paid on or around September 7, 2010.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the second quarter of 2010 was WS 88; equivalent to $54,500/day; representing a decrease of WS 1.5 points or $1,100/day from the first quarter of 2010 and an increase of WS52 points from the second quarter of 2009. Present indications are approximately $25,000/day in Q3.

Bunkers at Fujairah averaged approximately $461/mt in the second quarter of 2010 compared to $468/mt in the first quarter of 2010; a decrease of $7/mt. Bunker prices varied between a low of $422.5/mt at the end of May and a high of $500/mt at the end of April. On August 11, 2010 the quoted bunker price in Fujairah was $461/mt.

The International Energy Agency's ("IEA") July 2010 report stated an average OPEC oil production, including Iraq, of 29 million barrels per day (mb/d) during the second quarter of the year. This was a decrease of 100,000 barrels per day compared to the first quarter of 2010 and an increase of 480,000 barrels per day compared to the second quarter of 2009.

IEA further estimates that world oil demand averaged 86.6 mb/d in the second quarter of 2010, representing an increase of 530,000 barrels per day compared to the first quarter of 2010 and 2.7 mb/d compared to the second quarter of 2009. Additionally, the IEA estimates that world oil demand will average 86.5 mb/d in 2010 representing an increase of 2.1 percent or 1.8 mb/d from 2009.

The VLCC fleet totalled 531 vessels at the end of the second quarter of 2010, up from 527 vessels at the end of the previous quarter. 12 VLCCs were delivered during the quarter versus an estimated 18 at the beginning of the year. Throughout 2010 the current estimate is 74 deliveries. The orderbook counted 174 vessels at the end of the second quarter, down from 179 orders in the previous quarter. Seven new orders were placed in the quarter and the current orderbook represents about 35 percent of the VLCC fleet. During the quarter eight vessels were removed from the trading fleet for scrapping or conversion/storage purposes. According to Fearnleys the single hull fleet now stands at 55 vessels.

THE DRY BULK MARKET

According to industry sources, the average earnings for a modern Capesize were approximately $38,500/day for the second quarter of 2010. The earnings varied from a high of approximately $59,300/day in early June to a low of approximately $21,600/day at the end of June. The market continued to slide through July and present indications are approximately $33,000/day.

CORPORATE AND OUTLOOK

In June 2010, the Company acquired the Capesize vessel "Golden Future" from Golden Ocean Group Limited ("Golden Ocean") for a purchase price of $72 million. The Golden Future was built at the Zhoushan Jinhaiwan Shipyard Co., Ltd. and completed in February 2010. The vessel is employed on a time charter with a minimum term of 35 months from February 2010 at a gross rate of $31,500 per day. The vessel was delivered to Knightsbridge in July 2010.

Knightsbridge paid $25 million of the purchase price of the Golden Future by issuing to Golden Ocean 1,464,515 restricted common shares. The Company has arranged bank debt of $47 million to finance the remaining portion of the purchase price.

The Golden Future will be the third Capesize vessel in the Knightsbridge fleet, and Golden Ocean is acting as the commercial manager for all the three vessels.

Following the above the Company's three Capesize vessels are on time charters expiring between 2013 and 2014 with an average time charter rate of approximately $41,400/day.

In July 2010, the Company secured a long term debt facility of $58 million for its VLCC fleet in order to refinance existing debt, which was due in February 2011.

The Company's VLCC fleet is fixed on time and bareboat charters expiring between 2011 and 2012, except for the VLCC M/T Mayfair which is trading in the spot market.

Based on the second quarter results and its profitable forward contract coverage, Knightsbridge is pleased to announce an increase in dividend from the previous quarter and has decided to declare a dividend of $0.50 per share.

The Board continues to monitor the developments in the financial markets and the outlook for the shipping industry and is actively seeking to expand the fleet.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry bulk and tanker markets, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
August 11, 2010

Questions should be directed to:

Contact:                  Ola Lorentzon : Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2009 Apr-Jun	2010 Apr-Jun	INCOME STATEMENT (in thousands of $)	2010 Jan-Jun	2009 Jan-Jun	2009 Jan-Dec (audited)

13,972	26,341	Operating revenues	50,527	29,708	67,339
		Operating expense
2,269	2,748	Voyage expenses	6,147	3,403	8,588
4,459	3,916	Ship operating expenses	8,702	8,451	18,829
403	917	Administrative expenses	1,418	777	1,823
3,409	4,478	Depreciation	8,907	6,781	14,343
10,540	12,059	Total operating expenses	25,174	19,412	43,583

3,432	14,282	Net operating income	25,353	10,296	23,756

		Other income (expenses)
29	5	Interest income	8	62	123
(327)	(738)	Interest expense	(1,473)	(702)	(1,895)
(38)	(112)	Other financial items	(207)	(66)	(304)
(336)	(845)	Total other expenses	(1,672)	(706)	(2,076)

3,096	13,437	Net income	23,681	9,590	21,680

$0.18	$0.79	Earnings per share ($)	$1.39	$0.56	$1.27
		Income on timecharter basis ($ per day per vessel)*
$33,100	$49,800	VLCC (excluding bareboat charter)	$41,800	$36,900	$36,000
-	$45,500	Capesize	$45,500	-	$43,400
		*Calender days less off-hire after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2010 Jun 30	2009 Jun 30	2009 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	9,960	36,691	7,964
Restricted cash	15,000	10,000	10,000
Other current assets	11,296	4,398	11,363
Long term
Vessels, net	335,492	180,579	344,399
Newbuildings	-	117,376	-
Deferred charges	1,035	80	1,220

Total assets	372,783	349,124	374,946

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short-term debt and current portion of long-term debt	7,600	42,560	13,960
Other current liabilities	7,862	22,944	14,756
Long term
Long-term debt	105,900	56,000	106,520
Stockholders' equity	251,421	227,620	239,710

Total liabilities and stockholders' equity	372,783	349,124	374,946

2009 Apr-Jun	2010 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2010 Jan-Jun	2009 Jan-Jun	2009 Jan-Dec (audited)
		OPERATING ACTIVITIES
3,096	13,437	Net income	23,681	9,590	21,680
		Adjustments to reconcile net income to net cash provided by operating activities
3,436	4,571	Depreciation and amortization	9,092	6,835	14,532
1,771	(1,312)	Change in operating assets and liabilities	(3,227)	894	(1,650)

8,303	16,696	Net cash provided by operating activities	29,546	17,319	34,562

		INVESTING ACTIVITIES
(49,543)	-	Additions to newbuildings	(3,600)	(49,871)	(116,475)
-	(5,000)	Placement of restricted cash	(5,000)	-	-
(49,543)	(5,000)	Net cash used in investing activities	(8,600)	(49,871)	(116,475)

		FINANCING ACTIVITIES
(2,240)	(3,490)	Repayment of long-term debt	(6,980)	(4,480)	(42,560)
-	-	Proceeds from long-term debt	-	-	60,000
-	-	Debt fees paid	-	-	(1,286)
-	(6,840)	Dividends paid	(11,970)	(4,275)	(4,275)

(2,240)	(10,330)	Net (used in) provided by financing activities	(18,950)	(8,755)	11,879

(43,480)	1,366	Net increase (decrease) in cash and cash equivalents	1,996	(41,307)	(70,034)
80,171	8,594	Cash and cash equivalents at start of period	7,964	77,998	77,998
36,691	9,960	Cash and cash equivalents at end of period	9,960	36,691	7,964